UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8 (a) OF THE
INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:

RMR Healthcare and Real Estate Fund

Address of Principal Business Office (No. & Street, City, State Zip Code):

400 Centre Street Newton, Massachusetts 02458

Telephone Number (including area code):

(617) 796-8238

Name and address of agent for service of process:

Thomas M. O’Brien, President 400 Centre Street Newton, Massachusetts 02458

Check Appropriate Box:

        Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940, as amended, concurrently with the filing of form N-8A:

YES X	NO __

SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Newton, Commonwealth of Massachusetts on the 12th day of February, 2004.

RMR Healthcare and Real Estate Fund (Name of Registrant) By /s/ Thomas M. O'Brien ------------------------------------------- Thomas M. O'Brien President
Attest: /s/ Jennifer B. Clark ---------------------------------------- Jennifer B. Clark Secretary

        The name RMR Healthcare and Real Estate Fund is the designation of the Trustees under the Agreement and Declaration of Trust, dated February 12, 2004, as may be amended from time to time. The Agreement and Declaration of Trust has been filed with the Commonwealth of Massachusetts. The obligations of the Fund are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund’s property shall be bound.